ENVOY COMMUNICATIONS GROUP INC.

NOTICE OF SPECIAL MEETING
OF SHAREHOLDERS

to be held on

August 14, 2003

and

MANAGEMENT INFORMATION CIRCULAR

July 14, 2003

ENVOY COMMUNICATIONS GROUP INC.

172 John Street
Toronto, Ontario
M5T 1X5

NOTICE OF SPECIAL MEETING

TAKE NOTICE that a Special Meeting of Shareholders of ENVOY COMMUNICATIONS GROUP INC. (the “Corporation”) will be held at 300 Bayview Avenue, Toronto, Ontario, on Thursday, August 14, 2003 at 11:00 a.m. (Toronto time) for the following purposes:

(a)	to consider and, if thought advisable, to approve, with or without variation, the Special Resolution (the full text of which is set out in the accompanying Management Information Circular) amending the Articles of the Corporation to consolidate the issued and outstanding Common Shares of the Corporation on the basis set out in the accompanying Management Information Circular; and

(b)	to transact such other business as may properly come before the Meeting or any adjournment thereof.

A Management Information Circular and form of proxy accompany this Notice. Shareholders who are unable to attend the Meeting, or any adjournment thereof, in person are requested to date and sign the enclosed form of proxy. A proxy will not be valid unless it is deposited at the offices of Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 on or before 11:00 a.m. (Toronto time) on the second business day preceding the Meeting or 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting.

* * * * *

DATED July 14, 2003.

By Order of the Board of Directors

Geoffrey B. Genovese Chairman of the Board and President

ENVOY COMMUNICATIONS GROUP INC.

MANAGEMENT INFORMATION CIRCULAR

Solicitation of Proxies

This Management Information Circular is furnished in connection with the solicitation of proxies by management of ENVOY COMMUNICATIONS GROUP INC. (the “Corporation”) for the Special Meeting of Shareholders to be held at 300 Bayview Avenue, Toronto, Ontario, on Thursday, August 14, 2003 at 11:00 a.m. (Toronto time) or any adjournment thereof (the “Meeting”). It is expected that the solicitation will be primarily by mail, but proxies may also be solicited personally, by advertisement or by telephone, by regular employees of the Corporation without special compensation, or by the Corporation’s transfer agent, Computershare Trust Company of Canada, at nominal cost. The cost of solicitation by management will be borne by the Corporation.

Appointment of Proxies

If a shareholder cannot attend the Meeting but wishes to vote on the resolutions, the shareholder should sign, date and deliver the enclosed form of proxy to Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 on or before 11:00 a.m. (Toronto time) on the second business day preceding the Meeting or 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting. THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY ARE DIRECTORS AND/OR OFFICERS OF THE CORPORATION. A SHAREHOLDER GIVING A PROXY CAN STRIKE OUT THE NAMES OF THE NOMINEES PRINTED IN THE ACCOMPANYING FORM OF PROXY AND INSERT THE NAME OF ANOTHER NOMINEE IN THE SPACE PROVIDED, OR THE SHAREHOLDER MAY COMPLETE ANOTHER FORM OF PROXY. A proxy nominee need not be a shareholder of the Corporation. A shareholder giving a proxy has the right to attend, or appoint someone else to attend as his or her proxy, at the Meeting and the proxy earlier submitted can be revoked in the manner described below under “Revocability of Proxies”.

Voting of Proxies

The shares represented by a properly executed proxy will be voted or withheld from voting in accordance with the directions given in the proxy. If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item must be left blank. IF NO CHOICE IS SPECIFIED IN THE PROXY, AND THE NOMINEE IS PROPOSED BY MANAGEMENT, THE NOMINEE WILL VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH ITEM LEFT BLANK. The enclosed form of proxy confers discretionary authority upon the persons named in the proxy. The discretionary authority so granted may be exercised with respect to amendments or variations to matters which may properly come before the Meeting, unless the shareholder deletes the discretionary authority from the proxy. As at the date of this Management Information Circular, management of the Corporation is not aware of any such amendment or variation or any other matter to come before the Meeting other than those referred to in the accompanying Notice of Meeting. However, if any other matters that are not now known to management should properly come before the Meeting, the shares represented by proxies given in favour of management nominees will be voted on such matters in accordance with the best judgment of such nominees.

Revocability of Proxies

A shareholder who has given a proxy has the power to revoke it by either depositing an instrument in writing signed (in writing or by electronic signature) by the shareholder or the shareholder’s duly authorized attorney or by transmitting by telephonic or electronic means a revocation signed by electronic signature, which instrument or revocation must be delivered to the Registered Office of the Corporation at 172 John Street, Toronto, Ontario, M5T 1X5 at any time up to and including the last business day preceding the day of the Meeting or to the Chair of the Meeting on the day of the Meeting at any time prior to its use. A shareholder may also revoke a proxy by personal appearance at the Meeting prior to the hour of commencement of the Meeting or in any other manner permitted by law.

Electronic Signature

A shareholder or the shareholder’s duly authorized attorney may sign by electronic signature a proxy, revocation of proxy or a power of attorney authorizing the creation of either of them, if the means of electronic signature permits a reliable determination that the document was created or communicated by or on behalf of the shareholder or the attorney, as the case may be.

Interest of Certain Persons in Matters to be Acted Upon

No director or officer, past or present, nor any person on behalf of whom this solicitation is made or any of their respective associates has any interest, direct or indirect, in any matter to be acted upon at the Meeting, except that such persons may be indirectly involved in the normal business of the Meeting or the general affairs of the Corporation.

Voting Shares and Principal Shareholders

There are 21,317,028 common shares (the “Common Shares”) of the Corporation outstanding and entitled to vote at the Meeting. Each Common Share carries one vote.

Any shareholder of record as at the close of business on July 14, 2003 is entitled to vote the Common Shares registered in his or her name at that date except to the extent that such shareholder has subsequently transferred any of such Common Shares and the transferee of those Common Shares establishes his or her ownership of such Common Shares and demands, not later than 10 days before the Meeting, that his or her name be included in the list of shareholders entitled to vote at the Meeting. In such case, the transferee is entitled to vote such Common Shares at the Meeting.

To the best of the knowledge of the directors and senior officers of the Corporation, no shareholder, directly or indirectly, holds or exercises control over more than 10% of the outstanding Common Shares of the Corporation except as follows:

Name	Number of Common Shares	Percentage

CDS & Co.[1]	17,691,250	82.99%
P.O. Box 1038 Stn A 25 The Esplanade Toronto, Ontario M5W 1G5

Cede & Co.[1]	2,197,837	10.31%
P.O. Box 29 Bowling Green Station New York, NY USA 10274

NOTE:

1	The individual beneficial owners of the Common Shares are not known by the Corporation’s management.

SPECIAL BUSINESS OF THE MEETING

SPECIAL RESOLUTION — Amendment to the Corporation’s Articles to consolidate its Common Shares (the “Special Resolution”)

The Common Shares of the Corporation are listed and quoted for trading on The NASDAQ SmallCap Market (“NASDAQ”). Pursuant to the requirements of NASDAQ, to remain eligible for continued inclusion on NASDAQ a security must have a bid price of at least US$1.00 per share. On March 20, 2003, the Corporation received written notification from NASDAQ Stock Market, Inc. that its Common Shares have failed to maintain a minimum bid price of US$1.00 over the previous thirty consecutive trading days, as required for continued listing on NASDAQ and as set forth in the NASDAQ rules. The Corporation was required to regain compliance with this requirement by June 16, 2003. At the annual and special meeting of shareholders of the Corporation held on March 27, 2003, the shareholders approved a special resolution (the “March 27 Resolution”) amending the Articles of the Corporation to consolidate its Common Shares on the basis of one (1) new Common Share for each fifteen (15) Common Shares issued and outstanding. As a result of a proposed change to the NASDAQ rules to allow certain companies listed on The Nasdaq SmallCap Market additional time to comply with the minimum US$1.00 share bid price requirement for continued listing as well as the increase in the market price of the Common Shares, the Directors determined that implementation of the stock consolidation prior to June 16, 2003 would not be in the best interests of the shareholders of the Corporation. On June 17, 2003, the Corporation received written notification from NASDAQ that the Common Shares would be delisted from NASDAQ. The Corporation has requested a hearing before a NASDAQ Listing Qualification Panel (the “Panel”) to review the decision to delist the Common Shares and a hearing has been scheduled for July 31, 2003, pending which time, the Common Shares remain listed for trading on NASDAQ. At the hearing, the Corporation will request an extension of time to achieve the $US1.00 minimum bid price of the Common Shares without the immediate consolidation of the Common Shares. If the Panel is unable or unwilling to grant an extension of time on that basis, the Corporation will request an extension of time to permit the shareholders of the Corporation to approve the Special Resolution at the Meeting and to allow the Corporation to implement the stock consolidation. In the alternative, the Panel will be requested to grant an extension of time to allow the Corporation to implement the March 27 Resolution and to achieve the US$1.00 minimum price bid. The closing bid price of the Common Shares of the Corporation on NASDAQ on July 14, 2003 was US$0.64. Depending on the decision of the Panel at the hearing on July 31, 2003, the Board of Directors of the Corporation will, prior to the Meeting, either (i) revoke the March 27 Resolution and pass the Special Resolution consolidating its Common Shares on the basis set out set out in the accompanying Management Information Circular; or (ii) not revoke the March 27 Resolution and consolidate the Common Shares on the basis set out in the March 27 Resolution. If the March 27 Resolution is not revoked, the Special Resolution will not be submitted to the Meeting.

Subject to the foregoing, it is the intention of the Corporation to file Articles of Amendment giving effect to the consolidation of the Common Shares on the basis set out in the March 27 Resolution or, following approval of the Special Resolution by the shareholders at the Meeting, on the basis set out in the Special Resolution. The effective date of the consolidation of the Common Shares will, in either case, be the date of issuance of the Certificate of Amendment by the Director under the Business Corporations Act (Ontario) and such date is referred to as the “Effective Date”. On the Effective Date, the Common Shares of the Corporation will be consolidated on the basis described above.

Unless withdrawn for the reasons stated above, the Board of Directors has determined that the passing of the Special Resolution, the full text of which is attached to this Management Proxy Circular, is in the best interests of the Corporation and shareholders and unanimously recommends that shareholders vote in favour of the Special Resolution. Unless otherwise specified by the shareholder, the persons named in the enclosed form of proxy will vote in favour of the Special Resolution. The Special Resolution may be implemented if two-thirds of the votes represented at the Meeting are cast in favour of its adoption.

Other Matters

Save for the matters referred to in this Management Information Circular, management of the Corporation knows of no other matters intended to be brought before the Meeting. If any matters which are not now known to management shall properly come before the Meeting, the proxy given pursuant to this solicitation by management will be voted on such matters in accordance with the best judgment of the person voting the proxy, in the event such discretionary authority is provided in the proxy.

CORPORATE GOVERNANCE

The following describes the Corporation’s corporate governance practices with specific reference to the guidelines contained in the Report of the TSX Committee on Corporate Governance in Canada (the “TSX Report”).

Mandate of the Board

The Board of Directors (the “Board”) holds meetings whenever appropriate to oversee the conduct of the Corporation’s business and monitor and evaluate the day-to-day management of the Corporation. With respect to risk management activities, the Board is presented, at each meeting, reports on operations, financial status, material contracts and litigation.

In addition to the Board’s statutory responsibilities under the Business Corporations Act of Ontario, the Board’s “stewardship” responsibilities include the following: (a) assessing the principal risks arising from or incidental to the business activities of the Corporation; (b) appointing all senior executives of the Corporation and, through the Compensation Committee of the Board, developing and implementing the executive compensation policies and reviewing the performance of senior executives with reference to the Corporation’s policies, stated budget and other objectives; (c) overseeing the Corporation’s policies regarding public communications, investor relations and shareholder communications; and (d) monitoring and assessing, through the Audit Committee of the Board, the scope, implementation and integrity of the Corporation’s internal information, audit and control systems.

The Corporation has delegated the responsibility for monitoring the effectiveness of the Corporation’s internal information systems to the Audit Committee of the Board. The Audit Committee is also responsible for reviewing and appraising the soundness, adequacy and application of financial and other operating controls, determining the extent of compliance with established policies, plans and procedures and ascertaining the reliability and timeliness of management data developed within the organization.

Composition of the Board

The articles of the Corporation provide that there shall be a Board of not less than 3 or more than 10 directors. There are currently four directors of the Corporation, one of whom is an “inside” and “related” (as such terms are defined in the TSX Report) director; one of whom is an outside and related director; and two of whom are outside and unrelated directors. Geoffrey B. Genovese, the Chairman and President of the Corporation is the inside and related director. David Hull and David Parkes are the outside and unrelated directors of the Corporation. John H. Bailey is an outside director but, as counsel who provides ongoing legal services to the Corporation, may be considered to be a related director. The Board intends to periodically examine its size and constitution to ensure responsible corporate governance and effective corporate management.

Governing Committees

The directors have established the Audit Committee and the Compensation Committee to focus resources and expertise in certain areas of the Board’s mandate.

     Audit Committee

The Board has delegated to the Audit Committee of the Board responsibility for ensuring management has designed and implemented an effective management system and for reviewing internal information, audit, control and management systems. The Audit Committee is comprised of three directors, David Parkes,

David Hull and John H. Bailey. Two of the three members of the Audit Committee are outside and unrelated directors of the Corporation. As the TSX Report recommends that all of the members of an audit committee be both outside and unrelated directors, it is the intention of the Corporation to seek a fifth outside and unrelated director for appointment to the Audit Committee to replace the related director.

The Audit Committee is responsible for reviewing the Corporation’s annual consolidated financial statements and reporting to the Board in connection therewith. The Audit Committee is also responsible for monitoring the Corporation’s internal controls and information gathering systems and dealing with the Corporation’s external auditors. On February 22, 2000, the Audit Committee adopted a formal written audit committee charter, which specifies the auditor’s accountability to the Board and the authority and responsibilities of the Audit Committee.

     Compensation Committee

The Compensation Committee is comprised of three directors, David Hull, David Parkes and John H. Bailey, all of whom are “outside” directors. The Compensation Committee reviews, administers and monitors the Corporation’s executive compensation plans, policies and programs, including the compensation of all executive officers and, if requested by the President, reviews the compensation of any other officer or senior employee.

     Corporate Governance Committee

The Board has not, as yet, established a Corporate Governance Committee as recommended in the TSX Report and believes that the matters ordinarily considered by such a committee are effectively administered by the Board’s outside and unrelated directors. Although, at present, the Board has determined this to be the most practical approach to responsible corporate governance, the Board will continue to evaluate this determination as circumstances dictate.

Expectations of the Board

The Board expects management of the Corporation to report to the Board in a comprehensive, accurate and timely fashion on the business and affairs of the Corporation generally and on specific matters that it considers to have material consequences for the Corporation and its shareholders. Management is expected to continually develop and review the Corporation’s strategic plan to make the decisions necessary to give effect to the plan; to adhere to the Corporations’ operational policies; and to monitor the Corporation’s financial performance in comparison to the annual budget, with the ultimate goal of enhancing shareholder value.

Shareholder Communication

The objective of the Corporation’s shareholder communication policy is to ensure open and timely exchange of information relating to the Corporation’s business, affairs and performance, subject to the requirements of applicable securities legislation and other statutory and contractual obligations limiting the disclosure of such information. Information material to the Corporation’s business is released through news wire services, the general media, telephone conferences and shareholder mailings, thereby ensuring timely dissemination. Additionally, individual queries, comments or suggestions can be made at any time directly to the Corporation’s secretarial department located at its head office.

EXECUTIVE COMPENSATION

Summary Executive Compensation

The following table sets forth all compensation for the fiscal years ended September 30, 2000, 2001 and 2002 paid to the Chief Executive Officer of the Corporation and the four other most highly compensated officers who served as executive officers of the Corporation (the “Named Executive Officers”):

		Annual Compensation			Long Term Compensation

					Awards		Payouts

				Other	Securities	Restricted
Name and				Annual	Under Option/	Shares or	LTIP	All Other
Principal				Compensation	SARs Granted	Restricted	Payouts	Compensation
Position	Year	Salary($)	Bonus($)	($)	(#)	Share Units ($)	($)	($)

Geoffrey B. Genovese Chairman and President	2002 2001 2000	513,333 356,250 300,000	— — —	150,000[1] 685,000[2] 175,000[2]	500,000 — 150,000	— — —	— — —	— — —

J. Joseph Leeder Vice President and Chief Financial Officer	2002 2001 2000	280,000 238,767 195,800	— 170,000 40,000	— — —	400,000 50,000 200,000	— — —	— — —	— — —

Arthur Fleischmann President, John Street Inc.	2002 2001 2000	225,000 53,462[3] —	80,000 — —	— — —	— 150,000 —	— — —	— — —	— — —

Larry Hampel Executive Vice President, Hampel, Stefanides, Inc.	2002 2001 2000	350,000[4] 350,000[4] 329,164[4]	— — —	— — —	— — —	— — —	— — —	— — —

Dean Stefanides Executive Vice President, Hampel Stefanides, Inc.	2002 2001 2000	350,000[4] 350,000[4] 329,164[4]	— — —	— — —	— — —	— — —	— — —	— — —

NOTE:

1.	This amount was paid to a corporation related to Mr. Genovese as an annual management fee.

2.	This amount was paid to a corporation related to Mr. Genovese and includes $75,000 as an annual management fee and the balance as a fee for successful completion of acquisitions by and the credit facility for the Corporation.

3	Mr. Fleischmann joined John Street Inc. on July 25, 2001.

4	The compensation of Messrs. Hampel and Stefanides is stated and paid in United States dollars. On July 14, 2003, the Bank of Canada noon rate of exchange for the conversion of one United States dollar into Canadian dollars was $1.3739(Cdn $1.00 equals US $0.7278).

The Corporation does not provide any pension, retirement plan or other remuneration for its directors or officers that constitutes an expense to the Corporation, nor are there any plans or arrangements in respect of compensation received or that may be received by executive officers in the Corporation’s most recently completed or current fiscal year to compensate such officers in the event of the termination of employment or a change in control of the Corporation.

Stock Option Plan

The Corporation has established a Stock Option Plan pursuant to which options to purchase Common Shares and stock appreciation rights may be granted to directors, officers, employees or certain consultants to the Corporation or any of its subsidiaries, as determined by the Board, at prices to be fixed by the directors, subject to limitations imposed by any Canadian stock exchange on which the Common Shares are listed for trading and any other regulatory authority having jurisdiction in such matters. The Common Shares subject to each option shall become purchasable at such time or times as may be determined by the directors. Stock appreciation rights may only be granted in conjunction with an option and, when exercised, entitle the holder to receive an amount equal in value to the excess of the market value of the Common Shares over the price of the related option. The excess amount is payable in Common Shares having a market value equal to such excess. Options are non-assignable and non-transferable by the option-holder and shall be exercisable during the option-holder’s lifetime only by the option-holder. Stock appreciation rights are non-transferable and terminate when the related option terminates.

The maximum number of Common Shares currently reserved for issuance upon exercise of options under the Stock Option Plan is 4,000,000 Common Shares. As at September 30, 2002, options to purchase 3,199,000 Common Shares have been granted and are outstanding under the Stock Option Plan, options to purchase 246,000 Common Shares have been exercised under the Stock Option Plan and options to purchase 2,145,500 Common Shares have been forfeited or cancelled under the Stock Option Plan. There are no SARs outstanding under the Stock Option Plan. The aggregate number of Common Shares reserved for issuance to any one individual under the Stock Option Plan may not exceed 5% of the issued and outstanding Common Shares.

Subsequent to September 30, 2002, the President of the Corporation, Geoffrey B. Genovese, elected to cancel his stock options to purchase 950,000 Common Shares, being all of the options to purchase Common Shares granted to Mr. Genovese under the Stock Option Plan. The cancellation of these stock options resulted in an additional 950,000 Common Shares being available for grant, without increasing the maximum number of Common Shares reserved for issuance upon exercise of options under the Stock Option Plan.

Options Granted During Most Recent Fiscal Year

The following table sets forth options granted under the Stock Option Plan to the Named Executive Officers of the Corporation in the most recently completed fiscal year:

Percentage
		of Total			Market Value of
		Options			Shares
		Granted to			Underlying
	Shares Under	Employees		Exercise	Options on Date
	Options	in Financial		Price	of Grant
Name	Granted (#)	Year	Date of Grant	($/Security)	($/Security)	Expiry Date

Geoffrey B. Genovese	500,000[1]	29.09%	May 30, 2002	$0.61	$0.61	May 29, 2007
J. Joseph Leeder	400,000[2]	23.27%	May 30, 2002	$0.61	$0.61	May 29, 2007

NOTE:

1	These options vest immediately.

2.	These options vest at the rate of 1/4 during each of the 1st, 2nd, 3rd and 4th six month periods, subject to earlier vesting upon a change of control of the Corporation.

Aggregate Options Exercised During Most Recent Fiscal Year

The following table sets out for Named Executive Officers information relating to options exercised by them during the most recent fiscal year and the value of unexercised options held by them as at the end of the most recent fiscal year.

Unexercised Options
			at FY-End (#)	Value of Unexercised In-the
	Number of Shares	Aggregate Value	Exercisable/	Money Options at FY-End ($)
Name	Acquired on Exercise	Realized ($)	Unexercisable	Exercisable/Unexercisable[1]

Geoffrey B. Genovese	—	—	950,000/—	0/—
J. Joseph Leeder	—	—	333,333/316,667	0/0
Arthur Fleischmann	—	—	50,000/100,000	0/0
Larry Hampel	—	—	75,000/25,000	0/0
Dean Stefanides	—	—	75,000/25,000	0/0

NOTE:

1	The closing price of the Common Shares of the Corporation on The Toronto Stock Exchange on September 30, 2002 was $0.21.

Employment Contracts and Termination Agreements

The Corporation, its wholly owned subsidiary, John Street Inc. (“John St.”) and its former wholly owned subsidiary, Hampel Stefanides, Inc. (“Hampel Stefanides”), have entered into employment contracts with the Named Executive Officers.

Geoffrey B. Genovese has agreed to act as the Corporation’s Chairman and President at an annual base salary of $550,000, together with a discretionary bonus based on the achievement of agreed upon criteria established from time to time by the Compensation Committee. Mr. Genovese has agreed to a 10% reduction in his base salary for an indefinite period of time, commencing February 1, 2002. This agreement provides for a severance payment equivalent to $300,000 plus an amount equal to two times the total remuneration and other compensation paid to Mr. Genovese and his management company during the 12 month period preceding termination, if Mr. Genovese’s employment is terminated, without cause, by the Corporation. An annual fee of $150,000 is also payable to Mr. Genovese’s management company pursuant to a management agreement with the Corporation. The management agreement has a fixed term ending on September 30, 2003.

Effective May 31, 2003, Joseph Leeder stepped down as Vice President and Chief Financial Officer of the Corporation. Joseph Leeder had agreed to act as the Corporation’s Vice President and Chief Financial Officer at an annual base salary of $300,000, together with a discretionary bonus based on the achievement of agreed upon criteria established from time to time by the President. Mr. Leeder had agreed to a 10% reduction in his base salary for an indefinite period of time, commencing February 1, 2002. This agreement provided for a severance payment equivalent to his base salary for a period of three months for each year of employment (to a maximum of six months), if Mr. Leeder’s employment was terminated, without cause, by the Corporation, and for a period of twelve months, if Mr. Leeder’s employment was terminated, without cause, by the Corporation within six months of a change of control of the Corporation.

Arthur Fleischmann has agreed to act as the President of John St. at an annual base salary of $225,000, together with an annual cash bonus based on the performance of John St. This agreement provides for a severance payment equivalent to his base salary and benefits for a period of ten months, if his employment is terminated by the Corporation.

Effective February 7, 2003, Larry Hampel stepped down as an Executive Vice President of Hampel Stefanides. Larry Hampel had agreed to act as an Executive Vice President of Hampel Stefanides at an annual base salary of US$350,000. This agreement had a fixed term of 4 years, ending on September 30, 2002, and had been informally extended pending the negotiation and signing of a new agreement between Larry Hampel and Hampel Stefanides.

Effective February 7, 2003, Dean Stefanides stepped down as an Executive Vice President of Hampel Stefanides. Dean Stefanides had agreed to act as an Executive Vice President of Hampel Stefanides at an annual base salary of US$350,000. This agreement had a fixed term of 4 years, ending on September 30, 2002, and had been informally extended pending the negotiation and signing of a new agreement between Dean Stefanides and Hampel Stefanides.

Indebtedness of Directors and Senior Officers

Since the beginning of the last completed fiscal year, there has been no indebtedness to the Corporation or its subsidiaries by any director, officer, proposed nominee for election as a director or associate of any such person.

Composition of the Compensation Committee

The Corporation established a Compensation Committee in December, 1997. The Compensation Committee is comprised of its Chairman, David Hull (an outside, unrelated director), David Parkes (an outside, unrelated director) and John H. Bailey (an outside director and legal counsel to the Corporation).

The Compensation Committee is responsible for the review, administration and monitoring of the Corporation’s executive compensation plans, policies and programs, including the compensation of the President and, if requested by the President, the review of the compensation of any other officer or senior employee.

Report on Executive Compensation

During the fiscal year ended September 30, 2002, the Corporation’s executive compensation program was intended to be consistent with the Corporation’s business plans, strategies and goals while taking into account various factors and criteria including competitive factors and the Corporation’s performance.

The Corporation’s executive compensation program was intended to provide an appropriate overall compensation package that would permit the Corporation to attract and retain highly qualified and experienced senior executives and to encourage superior performance by the Corporation. The Corporation’s compensation policies were intended to motivate individuals to achieve and then to award compensation based on corporate and individual results. Compensation ranges designed to recognize level of responsibility, experience and performance were based on survey data compiled by external consultants periodically examined to ensure that the compensation awarded by the Corporation was competitive and adequate.

The compensation of the executive officers consists of a base salary, bonus and participation in the Corporation’s Stock Option Plan. Individual performance is recognized by measuring the achievement of specific objectives that are related to concrete, measurable elements in each executive officer’s performance and/or functional area of responsibility. Base salary and bonuses accounted for approximately 100% of cash compensation. Base salary levels were based on responsibility, experience, knowledge and on internal equity criteria and external pay practices. As noted above, in appropriate circumstances, cash compensation may be augmented by the payment of bonuses with the intention that overall compensation be more closely aligned to an individuals’ performance or the profitability of the business unit for which the individual is accountable. The Stock Option Plan is intended to provide long term rewards linked directly to the market value of the Common Shares of the Corporation. Options were granted under the Stock Option Plan based on the level of executive responsibility and compensation practices at competitive market rates.

Compensation for the President was intended to reflect a fair evaluation of overall performance and was intended to be competitive with levels of compensation of comparable corporations. The analysis of the CEO’s performance was based on actual performance, performances relative to anticipated plans and the effectiveness and appropriateness of strategies designed to address those factors.

Presented by the Compensation Committee

David Hull (Chair)
David Parkes
John H. Bailey

Performance Graph

The following graph compares the Corporation’s cumulative total shareholder return (assuming an investment of $100 on October 1, 1997) on the Common Shares of the Corporation during the period October 1, 1997 to October 1, 2002 with the cumulative return of the S&P/TSX Composite Index (formerly the TSE 300 Stock Index) during the same period. Dividends declared on Common Shares of the Corporation are assumed to be reinvested. The common share price performance as set out in the graph does not necessarily indicate future price performance.

Comparison of Cumulative Total Return Between

Common Shares and S&P/TSX Composite Index

1997 through 2002

For the Fiscal Year	1997	1998	1999	2000	2001	2002

Corporation	$100.00	$118.40	$195.85	$241.84	$65.28	$16.05
S&P/TSX	$100.00	$77.19	$98.39	$147.32	$96.51	$88.27

Compensation of Directors

Certain directors, who are not officers of the Corporation or any of its affiliates, are compensated for their services as directors and members of a committee through a combination of annual and meeting attendance fees. Mr. Parkes is entitled to receive an annual director’s fee of $25,000.00. In addition, each of Messrs. Parkes and Hull are entitled to receive a fee of $500.00 for each Board meeting and $1,000.00 for each committee meeting attended. No compensation is paid to the other directors for their services as directors or members of a committee. Directors are also entitled to participate in the Corporation’s Stock Option Plan.

Directors’ and Officers’ Liability Insurance

The Corporation maintains liability insurance for the benefit of the directors and officers of the Corporation and its subsidiaries against liability incurred by them in their respective capacities. The current annual policy limit is $10,000,000. Under the policy, individual directors and officers are reimbursed for losses incurred in their capacities as such, subject to a deductible of $250,000 for securities claims suits arising in the United States and $50,000 for all other claims. The deductible is the responsibility of the Corporation. The annual premium of $135,000 was paid by the Corporation.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

No director or senior officer of the Corporation, no proposed management nominee for election as a director of the Corporation, no shareholder holding more than 10% of the votes attached to the shares of the Corporation and no associate or affiliate of any of the foregoing had any material interest, direct or indirect, in any transaction since October 1, 2001 or in any proposed transaction that has materially affected or will materially affect the Corporation or any of its affiliates.

DIRECTORS’ APPROVAL

The contents and the sending of this Management Information Circular have been approved by the directors of the Corporation.

DATED July 14, 2003.

Geoffrey B. Genovese Chairman of the Board and President

SPECIAL RESOLUTION – Amendment to the Corporation’s Articles to consolidate its Common Shares.

RESOLVED AS A SPECIAL RESOLUTION THAT:

1.     The Articles of the Corporation be amended to consolidate the issued Common Shares of the Corporation on the basis of one (1) new Common Share for such number of presently issued and outstanding Common Shares as is determined by the Board of Directors of the Corporation; provided, however, that such number of issued and outstanding Common Shares, as determined by the Board of Directors, shall not exceed ten (10) Common Shares.

2.     No fractional shares shall be issued upon the aforesaid consolidation and in the event that the consolidation results in a shareholder otherwise becoming entitled to a fractional Common Share, an adjustment shall be made to the nearest full Common Share.

3.     Any director or officer of the Corporation be and is hereby authorized to file Articles of Amendment to effect the foregoing resolution with the Director under the Business Corporations Act (Ontario) and to do all such further acts and things necessary or desirable to carry out the terms of the foregoing resolution.

4.     The directors of the Corporation are authorized to revoke the forgoing resolution, before acted upon, without further approval of the shareholders.